Radnor Corporate Center
Building One, Suite 200
PO Box 6660
100 Matsonford Road
Radnor, PA 19087
610.386.1700

via EDGAR

July 27, 2011

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

  Re: VWR Funding, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 333-124100

Dear Mr. Reynolds:

VWR Funding, Inc. is in receipt of your letter dated July 21, 2011. As discussed with Ms. Raquel Howard, we are giving careful consideration to your comments and respectfully request additional time to furnish our responses. We intend to furnish these responses by August 19, 2011.

Please do not hesitate to contact me if you have any questions.

Sincerely,

/s/ Theresa A. Balog
Theresa A. Balog
Vice President and Corporate Controller